American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486-9447

Steven I. Koszalka
Secretary

March 10, 2011

Ms. Alison T. White, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series (the “Series”)
File Nos. 811-03857 and 002-86838

Dear Ms. White:

This letter is in response to oral comments received by Michael Triessl, Counsel at Capital Research and Management Company, from you on March 3, 2011 to the Series’ Post-Effective Amendment No. 52 to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on May 1, 2011 (the “Amendment”).

1. Comment:  Reminder to file an XBRL filing pursuant to Rule 485(b) within 15 business days of the effectiveness of the Series’ Registration Statement.

Response:  Thank you for the reminder. We will make the required XBRL filings within 15 business days of the May 1, 2011.

2. Comment:  Please submit the completed fee tables and expense example tables for the two funds being added to the Series’ Registration Statement, Global Balanced Fund and Mortgage Fund, via correspondence.

Response:  Set forth below are the fee tables and expense example tables we expect to include for the Global Balanced Fund and the Mortgage Fund in the Class 1 and Class 2 prospectuses.  Currently, neither fund plans to offer Class 3 shares, so they do not appear in the Class 3 prospectus.

Global Balanced Fund

Class 1

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)*	Class 1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.66%
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.06
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.72

* Based on estimated amounts for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in Class 1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 1	$74	$230

Class 2

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)*	Class 2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.66%
Distribution and/or service (12b-1) fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.06
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.97

* Based on estimated amounts for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in Class 2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 2	$99	$309

Mortgage Fund

Class 1

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)*	Class 1
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.42%
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.02
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.44

* Based on estimated amounts for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in Class 1 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 1	$45	$141

Class 2

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)*	Class 2
Management fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.42%
Distribution and/or service (12b-1) fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.25
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.02
Total annual fund operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.69

* Based on estimated amounts for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in Class 2 shares of the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem your shares at the end of the periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Class 2	$70	$221

3. Comment:  We noticed that the portfolio counselors’ experience had not changed from the Series’ Registration Statement effective May 1, 2010 to the Registration Statement filed pursuant to Rule 485(a) on January 26, 2011.  Please update these figures.

Response:  The years of experience for all portfolio counselors will be updated in the Amendment.

4. Comment:  Please consider including a separate developing countries risk factor in the “Principal risks” section for each fund that discloses investing in developing countries as a Principal strategy.

Response:  We will include a separate developing countries and emerging markets risk factor in the Principal risks section for each fund that normally invests a material amount of its assets in developing and emerging market countries in the Amendment.

5. Comment:  Please consider including an “Investment results” section for Global Balanced Fund and Mortgage Fund and state that the fund is newly offered and does not currently have any investment results.

Response:  We will include the requested disclosure in the Amendment.

6. Comment:  For the Asset Allocation Fund, please update the asset mix disclosure to December 31, 2010.

Response:  We will update the disclosure for the Asset Allocation Fund in the Amendment to reflect the asset mix as of December 31, 2010.

7. Comment:  If portfolio turnover is over 100%, please include it as a principal strategy and disclose its risks or explain that high portfolio turnover is not a principal strategy.

Response:  We will add disclosure to the portfolio disclosure section that this is not a principal strategy of the funds in the Series with portfolio turnover that was over 100% for 2010.  We will also include an explanation of why the funds’ portfolio turnover was over 100%.

8. Comment:  Please include the disclosure required by Item 18(c) of Form N-1A regarding ownership of the funds’ equity securities by officers and trustees of the Series.

Response:  We will add the disclosure required by Item 18(c) of Form N-1A in the Amendment.

Finally, as requested, the Series acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Series may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9447 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka
Secretary